Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Comparison of Period to Period Results of Operations

The table below provides our results of operations for the year ended December 31, 2019, for the six months ended on June 30, 2020 and 2019 and for the three months ended on June 30, 2020 and 2019:

	Year ended December 31,	Three months ended June 30,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,	Convenience translation into USD in thousands Six months ended June 30,
	2019	2019	2020	2019	2020	2020
	Audited	Unaudited				Unaudited
Statements of comprehensive loss data:(1)	NIS					U.S. Dollars
Research and development expenses	68,645	15,172	11,948	20,904	31,016	8,949
Marketing, general and administrative expenses	9,706	4,518	4,139	5,951	5,120	1,477
Operating loss	78,351	19,690	16,087	26,855	36,136	10,426
Financial income	4	-	(11,291)	24	5,211	1,503
Financial expenses	(30,847)	(27,699)	(14,600)	(19,992)	(14,748)	(4,255)
Financial income (expenses), net	(30,843)	(27,699)	(25,891)	(19,968)	(9,537)	(2,752)
Net loss	109,194	47,389	41,978	46,823	45,673	13,177
Basic and Diluted net loss per share (NIS)	(0.33)	(0.18)	(0.1)	(0.18)	(0.11)	(0.03)
Weighted average number of shares outstanding used to compute basic and diluted loss per share (in thousands)	326,651,721	261,482,786	433,498,227	261,435,179	431,485,801	326,651

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.466 (NIS/$US) as at June 30, 2020.

Research and Development Expenses, net

Our research and development expenses, net for the six months ended June 30, 2020 amounted to NIS 31 million ($8.9 million) compared NIS 20.9 ($6 million) for the six months ended June 30, 2019. The increase in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 was primarily due to higher costs associated with the nearly complete pivotal Phase 3 clinical trial.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the six months ended June 30, 2020 amounted to NIS 5.1 million (approximately $1.5 million) compared to NIS 6.0 million (approximately 1.7 million) for the six months ended June 30, 2019. The decrease primarily resulted from a decrease in salaries due to a management bonus of NIS 1.4 million (approximately $0.4 million) and professional services in the sum of NIS 0.7 million (approximately $0.2 million) during the six months ended June 30, 2019 offset by an increase in share based payment expenses of NIS 1 million (approximately $0.3 million) during the six months ended June 30, 2020.

. Operating Expenses

Our operating expenses for the six months ended June 30, 2020 amounted to NIS 36.1 million (approximately $10.4 million) compared to NIS 26.8 million (approximately $7.7 million) for the six months ended June 30, 2019. The increase in total operating expenses was primarily due to higher costs associated with the nearly complete pivotal Phase 3 clinical trial offset by lower marketing, general and administrative as described above.

Financial Expense, Net

Our financial expenses, net for the six months ended June 30, 2020 amounted to NIS 9.5 million ($2.7 million) primarily from financial expenses in respect of loans from EIB, warrants revaluation and currency exchange expenses, and such expenses were lower than during the six months ended June 30, 2019 primarily due to changes in currency exchange rates and the market price of our then outstanding warrants to purchase ADSs

Our financial expenses, net for the six months ended June 30, 2019 amounted to NIS 19.9 million ($5.7 million) primarily from financial expenses in respect of loans from EIB and government grants , warrants revaluation and currency exchange expenses.

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses and finance expenses, and as we have not yet generated revenues since our inception, our net loss for the six months ended June 30, 2020 was NIS 45.7 million ($13.2 million), compared to our net loss for the six months ended June 30, 2019 of NIS 46.8 million ($13.5 million). The decrease in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 primarily resulted from a decrease in financial expenses, net, offset by an increase in research and development expenses, as described above.

Three Months Ended June 30, 2020 Compared to Three Months Ended June 30, 2019

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.466 (NIS/$US) as at June 30, 2020.

Research and Development Expenses, net

Our research and development expenses, net for the three months ended June 30 2020 amounted to NIS 11.9 million ($3.4 million) compared NIS 15.2 ($4.4 million) for the three months ended June 30, 2019. The decrease in the three months ended June 30, 2020 compared to the three months ended June 30, 2019 was primarily due to lower costs associated with the nearly complete pivotal Phase 3 clinical trial.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the three months ended June 30, 2020 amounted to NIS 4.1 million (approximately $1.2 million) compared to NIS 4.5 million (approximately $1.3 million) for the three months ended June 30, 2019.

Operating Expenses

Our operating expenses for the three months ended June 30 2020 amounted to NIS 16.1 million (approximately $4.6 million) compared to NIS 19.7 million (approximately $5.7 million) for the three months ended June 30, 2019. The decrease in total operating expenses was primarily due to lower costs associated with the nearly complete pivotal Phase 3 clinical trial.

Financial Expense, Net

Our financial expenses, net for the three months ended June 30, 2020 amounted to NIS 25.9 million ($7.5 million) primarily from financial expenses in respect of loans from EIB and government grants, warrants revaluation and currency exchange expenses.

Our financial expenses, net for the three months ended June 30, 2019 amounted to NIS 27.7 million ($8 million) from primarily from primarily from financial expenses in respect of loans from EIB and government grants, warrants revaluation and currency exchange expenses.

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses and finance expenses, and as we have not yet generated revenues since our inception, our net loss for the three months ended June 30, 2020 was NIS 42 million ($12.1 million), compared to our net loss for the three months ended June 30, 2019 of NIS 47.4 million ($13.7 million). The decrease in the three months ended June 30, 2020 compared to the three months ended June 30, 2019 was due to the factors described above.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S., grants from the Israeli Innovations Authority, or IIA (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy), grants received by the Israeli Ministry of Economy and European grants under the UNISEC consortium and the loan from the European Investment Bank, or EIB.

As of June 30, 2020, BiondVax had cash and cash equivalents of NIS 38.7 million (approximately $11.2 million) compared to NIS 33.9 million (approximately $9.8 million) as of June 30, 2019. This increase was attributable to proceeds from the exercise of warrants to purchase ADSs in an aggregate amount of NIS 14.8 million ($4.3 million) during the six months ended June 30, 2020.

Net cash used in operating activities was NIS 46.3 million ($13.4 million) for the six months ended June 30, 2020 compared with net cash used in operating activities of NIS 35.0 million ($10.1 million) for the six months ended June 30, 2019.

Net cash used in investing activities for the six months ended June 30, 2020, was NIS 2.9 million ($0.84 million) compared with net cash used in investing activities of NIS 4.0 million ($1.2 million) for the six months ended June 30, 2019, and primarily reflects purchase of fixed assets and change in long term assets.

Net cash provided by financing activities for the six months ended June 30, 2020 was NIS 14.2 million ($4.1 million) mostly from proceeds from the exercise of warrants to purchase ADSs in an aggregate amount of NIS 14.8 million ($4.3 million) and repayment of operating lease liabilities in an aggregate amount of NIS 0.6 million ($0.2 million) compared to net cash used in financing activities of NIS 0.4 million ($0.12 million) for the six months ended June 30, 2019, which derived from proceeds from exercise of warrants to purchase ADSs in the amount of $0.2 million ($0.05 million), and repayment of operating lease liabilities in total of NIS 0.6 million ($0.2 million).

At June 30, 2020, our accumulated deficit amounted to approximately $105.6 million. We had working capital of $10 million as of June 30, 2020. In the future, we may raise additional capital from external sources in order to continue the longer term efforts contemplated under our business plan. We expect to continue incurring losses for the foreseeable future and may need to raise additional capital to pursue our product development initiatives, to penetrate markets for the sale of our product candidates and continue operations as presently maintained. We cannot provide any assurance that we will raise additional capital. Our management believes that we have access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, we have not secured any commitment for new financing at this time nor can we provide any assurance that new financing will be available on commercially acceptable terms, if at all. If the economic climate in the U.S. deteriorates, our ability to raise additional capital could be negatively impacted. If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our efforts to commercialize our products, which is critical to the realization of our business plan and our future operations.

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